Exhibit 99.2



                           Review and Recommendations
                             Git 1-4 Mineral Claims
                              Paymaster Canyon Area
                                Esmeralda County
                                   Nevada, USA




Prepared by: James W. McLeod, P. Geo.




For: Sandfield Ventures Corp.




Dated: December 23, 2007
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                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Contents                                                                      2

Illustrations                                                                 3

0.0     Summary                                                               4

1.0     Introduction and Terms of Reference                                   5

1.1     Glossary                                                              5

2.0     Disclaimer                                                            7

3.0     Property Description and Location                                     8

4.0    Accessibility, Climate, Local Resources,
         Infrastructure and Physiography                                      8

5.0    History                                                               10

6.0    Geological Setting
6.1    Regional Geology                                                      10
6.2    Local Geology                                                         10
6.3    Property Geology                                                      11
6.4    Deposit Type                                                          11
6.5    Mineralization                                                        12

7.0    Exploration
7.1    Geophysics of the Git 1-4 Mineral Claims                              12
7.2    Geochemistry of the Git 1-4 Mineral Claims                            12

8.0    Drilling                                                              12

9.0    Sampling Method and Approach                                          13
9.1    Results                                                               13

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                                                                            Page
                                                                            ----

10.0  Sample Preparation, Analyses and Security                              13

11.0  Data Verification                                                      14

12.0  Adjacent Properties                                                    14

13.0  Mineral Processing and Metallurgical Testing                           14

14.0  Mineral Resource and Mineral Reserve Estimates                         14

15.0  Other Relevant Data and Information                                    14

16.0  Interpretation and Conclusions                                         15

17.0  Recommendations                                                        15
17.1  Recommended Drilling                                                   16

18.0  References                                                             16

19.0  Author's Qualifications and Certification                              16


                                  Illustrations
                                                                   Location
                                                                   --------

Figure 1.    Location Map, As Shown                              after page 4

Figure 2.    Claim Area Map, 1: 62,500                           after page 7

Figure 3a.   Regional Geology Map, 1: 250,000                    after page 9

Figure 3b.   Legend to Accompany Figure 3a.                      after Fig. 3a.

Figure 4.    Aeromagnetic Map, 1: 250,000                        after page 11

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0.0 Summary

The Git property consists of four contiguous, located, lode mineral claims, Git 1-4 comprising a total of 82.64 acres. Sandfield Ventures Corp., a Nevada, U.S.A. company is the beneficial owner of the mineral claims.

The general claim area is underlain by unconsolidated material comprised of desert wash, colluvium, alluvial and playa deposits of Quaternary age. In the southeast corner of the claim group, on the Git 4 mineral claim, very old sedimentary rock exposure units as aphanitic green siltstone are seen to occur.

The bedrock units in the local area are of sedimentary origin that have undergone varying degrees of metamorphism.

The underlying rock units exhibit a rather consistent aeromagnetic pattern in close proximity to the immediate south lobe of a large southerly trending bulbous feature (see Figure 4). This pattern could indicate a response to the proximity of a nearby intrusion of igneous rocks. Most of the mineral claims area are drift or overburden covered and offer exploration potential. The author feels that the potential exists for movement of mineralizing fluids to have impregnated this northerly trending zone. These fluids could emanate from deeper sources related to intrusive activity and travel along structurally prepared conduits in the underlying bedrock.

In this area, a potential model for ore emplacement could be from young volcanic vents and their "glowing avalanche" or Nuees Ardentes event and the possibly accompanying silver occurrences.

The mineral claim is favorably situated and may require further geophysical surveys to determine in more detail its potential following the initial prospecting, mapping and reconnaissance soil geochemistry program. An exploratory drilling program could follow the Phase 1 - 3 surveys and be contingent upon positive results being obtained from the previous fieldwork.

The object of our initial exploration undertaking is to assess areas that may require more detailed investigations to assist in determining their economic significance.

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                        Figure 1. Location Map, As Shown




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1.0 Introduction, Terms of Reference

The report of "Git 1-4 Mineral Claims, North Paymaster Canyon Area, Esmeralda County, Nevada, USA", includes the property and surrounding geology, history, past exploration and mineral potential. This report is being done at the request of the Board of Directors of Sandfield Ventures Corp. The author of this report is a Qualified Person. He is a registered Professional Geoscientist, #18,712 and a member in good standing with The Association of Professional Engineers and Geoscientists of British Columbia. The author has worked in the general area many times during the past 35 years.

For a glossary of common geological terms used in this report it is suggested by the author in using a computer online search engine such as "Google". Search for "Dictionary of Earth Science Terms", then look-up the appropriate definitions. For more specific geographic names and geological terms refer to the enclosed definitions list in the Glossary of this report.

1.1 Glossary

     (Specific to a Report on the Git 1-4 Mineral Claims, by James W. McLeod, P. Geo. (BC), Consulting Geologist dated December 23, 2007 on behalf of Sandfield Ventures Corp.)

     Aeromagnetic survey - a magnetic survey conducted from the air normally using a helicopter or fixed-wing aircraft to carry the detection instrument and the recorder.

     Alluvial - unconsolidated sediments that are carried and hence deposited by a stream or river. In the southwest USA most in filled valleys often between mountain ranges were deposited with alluvium.

     Andesitic to basaltic composition - a range of rock descriptions using the chemical make-up or mineral norms of the same.

     Aphanitic - extremely fine grained crystalline texture.

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     Blind-basin - a basin  practically  closed off by enveloping rock exposures making the central portion of unconsolidated alluvial basin isolated.

     Colluvium - loose, unconsolidated material usually derived by gravitational means, such as falling from a cliff or scarp-face and often due to a sort of benign erosion such as heating and cooling in a desert environment.

     Desert wash - out-wash in dry (desert) or arid areas of colluvium or alluvial material accumulated on the sides of valleys or basin channels by often irregular and violent water flow, i.e. flash floods.

     Elongate basin - a longer than wide depression that could be favorable to in-filling by material from adjacent eroding mountains.

     Formation - the fundamental unit of similar rock assemblages used in stratigraphy.

     Hornfels - a fine grained (contact) metamorphic rock that is without schistocity or foliation (parting) and often exhibits a characteristic "ring" when hit with a rock hammer.

     Intermontane belt - between mountains (ranges), a usually longer than wide depression occurring between enclosing mountain ranges that supply the erosional material to infill the basin.

     Lode mineral claim (Nevada) - with a maximum area contained within 1500' long by 600' wide = 20.66 acres.

     Metamorphism - a change in the character of a rock without the addition of new material generally by the processes of pressure and temperature.

     Nuees Ardante or Ladu - an extremely hot, gaseous, somewhat horizontally ejected lava, often from near the summit that accentuates the downward flow or "glowing avalanche" because of its mobility.

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     Overburden or Drift Cover - any loose material which overlies bedrock.

     Plagioclase feldspar - a specific range of chemical composition of common or abundant rock forming silicate minerals.

     Playa - the lowest part of an intermontane basin which is frequently flooded by run-off from the adjacent highlands or by local rainfall.

     Plutonic, igneous or intrusive rock - usually a medium to coarser grain sized crystalline rock that generally is derived from a sub-surface magma and then consolidated, such as in dykes, plugs, stocks or batholiths, from smallest to largest.

     Porphyritic in augite pyroxene - Large porphyroblasts or crystals of a specific rock-forming mineral, i.e. augite occurring within a matrix of finer grained, rock-forming minerals.

     Quarternary - the youngest period of the Cenozoic era.

     Snow equivalent - Approximately 1" of precipitation (rain) = 1' snow.

     Syenite - Coarse grained, alkalic, low in quartz intrusive rock.

     Trachyte - fine grained or glassy equivalent of a syenite.

     Volcaniclastic - Angular to rounded particles of a wide range of size within (a welded) finer grain-sized matrix of volcanic origin.

2.0 Disclaimer

The author reviewed the historical data and has personally visited the property area. This report is entirely the responsibility of the author who based his recommendations and conclusions on his personal experience in the general area and mineral exploration business and upon sources of information that are identified.

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                      Figure 2. Claim Area Map, 1: 62,500



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3.0 Property Description and Location

The Git mineral claims consist of 4 located mineral claims in one contiguous, 2x2 group (see Figure 2) that are listed as follows:

         Name            Area              Good to Date
         ----            ----              ------------

         Git 1           20.66 ac.         Sept. 1, 2008
         Git 2           20.66 ac.         Sept. 1, 2008
         Git 3           20.66 ac.         Sept. 1, 2008
         Git4            20.66 ac.         Sept. 1, 2008

The beneficial owner of the above listed mineral claim is Sandfield Ventures Corp. The Company has an office at 711 S. Carson Street, Suite 4, Carson City, NV 89701. Contact person: Mark R. Holcombe/Director and Officer of the Company.

The Git 1-4 mineral claims (see Figure 2) comprise a total of 82.64 acres. The mineral claim area may be located on the Esmeralda County 1:250,000 or the Paymaster Ridge, 7&1/2' map sheet. At the center of the property, at the 4 claim, corner post the latitude is 37(degree) 52.407' N and the longitude is 117(degree) 28.133' W. The claims are motor vehicle accessible from the Town of Tonopah, Nevada by traveling 20 miles south along Highway 95 to the paved Alkali
- Silver Peak cut-off. Taking that 15 miles west until the road becomes gravel surfaced to the Paymaster Canyon gravel road toward the north. This road is taken for 6.5 miles to the mineral claims.

4.0 Accessibility, Climate, Local Resources,
    Infrastructure and Physiography

The Git property lies in the west central area of the State of Nevada southwest of the Town of Tonopah and is accessible from Highway 95 by traveling southwest of the Town for a total of 35 miles to the Paymaster Canyon road that is taken
6.5 miles north to the property.

The area experiences about 4" - 8" of precipitation annually of which about 20% may occur as a snow equivalent this amount of precipitation suggests a climatic classification of arid to semi-arid. The summers can experience hot weather, middle 60's to 70's F(degree) average with high spells of 100+F(degree) while

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the winters are generally more severe than the dry belt to the west and can last from November through February. Temperatures experienced during mid-winter average, for the month of January, from the high 20's to the low 40's F(degree) with low spells down to -20 F(degree).

The Town of Tonopah offers much of the necessary infrastructure required to base and carry-out an exploration program (accommodations, communications, equipment and supplies). Larger or more specialized equipment can likely be acquired in the City of Las Vegas lying 209 miles by paved road (Highway 95) to the south of Tonopah.

Infrastructure   such  as  highways   and   secondary   roads,   communications,
accommodations and supplies that are essential to carrying-out an exploration and development program are at hand, between Tonopah, Goldfield and Las Vegas.

The physiography of the Git property is fairly flat to a southeasterly, gentle sloping valley (canyon) bottom that is bounded on the west and east sides by fairly rugged, moderately rugged mountainous terrain. Much of this area with a broad open valley and fairly spiney mountain ridges on the west and east sides hosts sagebrush and other desert plants, such as, cacti on the lower hill slopes. Juniper and pinon growing above 6,500' with pinon becoming more dominant at higher elevations. At elevations in the range of 7,500' along water courses can be found small groves of trembling aspen.

Mining holds an historical and contemporary place in the development and economic well being of the area.

The claim area ranges in elevation from 4,880 - 5,060' mean sea level. The physiographic setting of the property can be described as open desert in the valley within a bounding mosaic of moderately, rugged mountain ridges on the flanks. The area has been surficially altered both by fluvial and wind erosion and the depositional (drift cover) effects of in-filling. Thickness of drift cover in the valleys may vary considerably. Surface water occurrences are rare, springs are sparse and subsurface aquifers are accessed by drilling wells where allowed.

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                  Figure 3a. Regional Geology Map, 1: 250,000



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                   Figure 3b. Legend to Accompany Figure 3a.



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5.0 History

The recorded mining history of the general area dates from the 1860's when prospectors passed through heading north and west. The many significant lode gold, silver and other mineral product deposits developed in the area was that of the Goldfield Camp, 1905; Coaldale, coal field, 1913; Divide Silver Mining District, 1921 and the Candalaria silver-gold mine which operated as an underground lode gold deposit in 1922 and again in the 1990's as an open cut, cyanide heap leach operation.

6.0 Geological Setting

6.1 Regional Geology

The regional geology of Nevada is depicted as being underlain by all types of rock units. These appear to range from oldest to youngest in an east to west direction, respectively. The oldest units are found to occur in the southeast corner of the State along the Colorado River. The bedrock units exhibit a north-south fabric of alternating east-west ranges and valleys. This feature may suggest E-W compression that may have expression as low angle thrust faults on the west and east walls of Paymaster Canyon (see Figure 3a). Faulting plays a large part in many areas of Nevada and an even larger part in the emplacement of mineral occurrences and ore bodies.

6.2 Local Geology

The local geology about the Paymaster Canyon which lies approximately 15 airmiles to the southwest of Tonopah, NV reveals a N-S trending, elongate or elliptical blind-basin bounded, i.e. closed off around much of its perimeter by rock exposures.

Throughout this outcropping ring-shaped feature are abundant, scattered rock exposures of Lower - Middle Paleozoic carbonate and aphanitic to very fine grain sized sediments, as quartzite, siltstone, claystone and more abundant limestone. Some transitional metamorphic rocks are interlayered.

Jurassic and more abundant Tertiary age intrusive rocks dominate the northern end of the canyon ring while older Lower Paleozoic sedimentary and lesser

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metamorphic  equivalents are more abundant in the southern part of the Paymaster basin.

6.3 Property Geology

The geology of the Git property area may be described as being covered by Quaternary desert wash, collovium, alluvium and playa deposits and some Lower Paleozoic green siltstone that in place has been metamorphosed to a slatey green hornfels. This younger covered basin within a larger surrounding area of rock exposure and known mineral occurrences exhibits a good geological setting and target area in which to conduct mineral exploration.

Thrust faulting is observed within the periphery rock exposures at the north-end of the Paymaster Canyon with younger Ordovician limestone and shale units lying on the older Lower Cambrian sedimentary rock units. The oldest meta-sedimentary units can be overlain by granitic rocks of Jurassic age or Tertiary age volcanic rock of andesite to rhyolite composition.

The outcrops partially surrounding or flanking the alluvial covered valley underlying the mineral claim area suggests mineral occurrences or structurally prepared bedrock could be sought after in those areas. Some of the metamorphic affects may be caused by possible close at hand intrusive rocks that could give rise to a contact type of alteration or hornfelsing of the older rock units.

6.4 Deposit Type

The deposit types that are found occurring in the regional area and the more localized areas vary considerably. Silver and gold quartz veins predominate at Tonopah. Some of the most productive veins represent the silicification and replacement of sheeted zones of trachyte that was originally marked by close-set parallel fractures, but not faulting. The two hosts of mineralized quartz veins are 1) older pre-Tertiary volcanic rocks, i.e. Silver Peak (Mineral Ridge area), Weepah and Hornsilver or 2) Tertiary rhyolite host rocks that occur at Tonopah and other younger volcanic rocks, i.e. Goldfield and Divide. Base metal deposits are more commonly of interest now than in the past and many prospects occur in

                                       11
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                     Figure 4. Aeromagnetic Map, 1: 250,000
the general area. The industrial mineral barite that is observed to occur either in vein or bedded types have been recognized in the general area.

The base and precious metal deposit types that historically predominate in the general area are as the copper-gold or copper-molybdenum porphyry occurrences with peripheral base and precious metal occurrences as veins and/or contact zones of mineralization.

Geophysical techniques may be most effective in the covered areas as a follow-up to prospecting and soil sampling of the Phase 1 program.

6.5 Mineralization

By far the largest production in the County comes from the vein-type of gold and silver occurrences in quartz fissures in either pre-Tertiary volcanic or Tertiary volcanic host rocks.

7.0 Exploration

7.1 Geophysics of the Git 1-4 Mineral Claims

The Git property is seen to lie on a southerly trending lobe of decreasing magnetic intensity between two topographic "high", the Weepah Hills on the west and the Paymaster Ridge on the east. The change in gradient in the claim area suggests an in-filled basin feature i.e. a possible northerly trending and southerly dipping feature that possibly reflects a rock alteration zone. Ground geophysical surveys may add more detail to our understanding of the possible potential of the claim area.

7.2 Geochemistry of the Git 1-4 Mineral Claims

To the best of the authors' knowledge, the Git 1-4 property has not undergone any detailed ground exploration work including geochemistry which may have usefulness in this area.

8.0 Drilling

No drilling appears to have taken place on the area covered by the Git mineral claims.

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9.0 Sample Method and Approach

Standard sampling methods are utilized, for example a rock sample would be acquired from the rock exposure with a hammer. The sample will be roughly 2"x2"x2" of freshly broken material. The samples grid location correlated with global positioning system (GPS) location will be marked in the logbook after a sample number has been assigned. The sample number would be impressed on an aluminum tag and on a flagging that will be affixed at the sample site for future location.

9.1 Results

As exploration work could be conducted and assessed, a decision would be made as to its importance and priority. The next phase of work will be determined by the results from the preceding one. At this point, it is necessary to suggest that a three phase exploration approach be recommended.

10.0 Sample Preparation, Analyses and Security

Our rock exposure samples would be taken with known grid relationships that have been tied-in with a hand held global positioning system (GPS).

The samples would be in the possession of the field supervisor of the exploration project.

1) The standard approach of seeking and sampling the 'B' horizon, (the rusty, oxidized and possibly enriched zone). The samples most often undergo standard acid digestion, multi-element analyses by the induction coupled plasma (ICP) method and the atomic absorption (AA) method for the detection of precious metals with back-up analyses and/or assaying of anomalous samples to acquire more detail.

2) The relatively new and proprietary method called mobile metal ions (MMI) may be very useful in our exploration endeavors. The samples in the desert climates are taken consistently from between 8" and 10" in the soil layer below the organic zone. The samples undergo selective digestion with subsequent analyses for the chosen metal package, but most likely the standard multi-element package with gold would be undertaken. The cost of taking the MMI sample and the

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analyses are more expensive than standard method,  but some studied results have been encouraging. All analyses and assaying will be carried-out in a certified laboratory.

11.0 Data Verification

Previous exploration has not been conducted on this mineral claim area by the author, but its good geological setting and interesting aeromagnetic data encourages the recommendation to conduct exploration work on the property. The author is confident any information included in this report is accurate and can be utilized in planning further exploration work.

12.0 Adjacent Properties

The Git 1-4 mineral claims occur in a general area that possibly has undergone prospecting in the past. The general area has known barite occurrences, as well as, gold and silver potential. The Git property does not have adjacent mineral properties.

13.0 Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing analyses have been carried- out on the Git property.

14.0 Mineral Resource and Mineral Reserve Estimates

No mineralization has been encountered to date by the author and no calculation of any reliable mineral resource or reserve, conforming to currently accepted standards, could be undertaken at this time.

15.0 Other Relevant Data and Information

All relevant data and information concerning the Git property has been presented in this report.

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16.0 Interpretation and Conclusions

The object of the recommendations made in this report are to facilitate in the possible discovery of a large, probably low grade mineral deposit of base and/or precious metals or other minerals of economic consideration that have open pit and/or underground mining potential. If such a deposit exists, it may occur under the drift or overburden covered areas of the Git 1-4 mineral claims.

17.0 Recommendations

The author believes that the known mineralization encountered to date in neighboring areas is possibly indicative of a larger mineralized system in the general area. The drift covered parts of the property offer good exploration areas because of the possibility of mineralization, good geological setting and generally a lack of exploration testing. Also, remote sensing such as aeromagnetics may indicate possible exploration areas of interest within the Git 1-4 mineral claims.

Detailed prospecting, mapping and reconnaissance geochemical surveys of the claim area should be undertaken if and when the Company is in a position to do so. The following three phase exploration proposal and cost estimate is offered with the understanding that consecutive phases are contingent upon positive and encouraging results being obtained from each preceding phase:

Phase 1

Detailed prospecting, mapping and soil geochemistry.
The estimated cost for this program is all inclusive               $ 8,500

Phase 2

Magnetometer and VLF electromagnetic, grid controlled
surveys over the areas of interest  determined by the
Phase 1 survey.  Included in this estimated cost are
transportation, accommodation, board, grid installation,
geophysical surveys, maps and report                                11,500

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Phase 3

Induced  polarization  survey over grid controlled,
anomalous areas of interest outlined  by Phase  1&2
fieldwork.  Hoe or  bulldozer  trenching,  mapping  and
sampling of bedrock anomalies, including assays,
detailed maps and reports                                           30,000
                                                                   -------

                                    Total                          $50,000
                                                                   =======

17.1 Recommended Drilling

No recommendations for drilling on the Git 1-4 mineral claims can be made at this time. If the exploration were to proceed through Phase 3 this decision could then be made.

18.0 References

Alders , J.P. and Stewart, J.H.: Geology and Mineral Deposits of Esmeralda County, Nevada. Bulletin 78, Nevada Bureau of Mines and Geology.

Hildenbrand, Thomas G. and Kucks, Robert P., 1988: Total Intensity Magnetic Anomaly Map of Nevada. Map 93A, Nevada Bureau of Mines and Geology.

Lincoln, Francis Church, 1982: Mining Districts and Mineral Resources of Nevada with Map of the State of Nevada (Mineral Occurrences), U.S.G.S. compiled in 1921-22, but to current County boundaries.

Papke, Keith G., 1984: Barite in Nevada. Bulletin 98, Nevada Bureau of Mines and Geology.

19.0   Author's Qualifications and Certification

I, James W. McLeod, P. Geo do hereby certify as follows:

     1.0 I am currently self-employed as a Consulting Geologist with an office located at 4590 Doedar Road, Silver Springs, NV 89429

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    2.0   I am a graduate of the University of British Columbia (1969), B. Sc.
           (Major Geology).

     3.0 I am a member in good standing of The Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of The Geological Association of Canada.

     4.0  I have worked as a geologist for a total of 37 years since graduation.

     5.0 I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") in Canada and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

     6.0 I am responsible for the preparation of sections 1 to 19 of the technical report titled "Review and Recommendations, Git 1-4 Mineral Claims, Paymaster Canyon, Esmeralda County, Nevada, USA." dated December 23, 2007 (the Technical Report) relating to the Git mineral property.

     7.0 I have had prior involvement in the general area and specifically the areas northwest, north and south of the Git mineral claims.

     8.0 I am not aware of any material facts or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

     9.0 I am independent of the issuer and have neither interest in the Git 1-4 mineral claims nor Sandfield Ventures Corp.

     10.0 I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument.

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     11.0 I  consent  to the  filing  of the  Technical  Report  with any  stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.


Dated at Silver Springs, NV 89429 this 23rd Day of December, 2007.


                                          /s/ James W. McLeod, P. Geo.
                                          ---------------------------------
                                          James W. McLeod, P. Geo.
                                          Qualified Person

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